Exhibit 99.1

GREAT PANTHER SILVER LIMITED

(the “Company”)

REPORT OF VOTING RESULTS

This report is filed pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, and relates to the results of voting at the Annual General and Special Meeting of the shareholders of the Company held on June 8, 2017.

Total Shares represented at the meeting: 89,508,547 (53.35%)
Total Issued and Outstanding Shares as at Record Date: 167,768,538

MATTERS VOTED UPON		VOTING RESULTS
1.	Number of Directors	For	Against
	Setting the number of directors at six.	87,630,738 (97.90%)	1,877,809 (2.10%)

The number of directors was set at six.
2.	Election of Directors	For	Withheld
The election of the following nominees as directors of the Company for the ensuing year or until their successors are appointed:
	Robert A. Archer	43,736,036 (99.04%)	425,641 (0.96%)
	R.W. (Bob) Garnett	43,751,404 (99.07%)	410,273 (0.93%)
	Kenneth W. Major	43,769,558 (99.11%)	392,119 (0.89%)
	John Jennings	43,721,014 (99.00%)	440,663 (1.00%)
	W.J. (James) Mullin	43,747,520 (99.06%)	414,157 (0.94%)
	Elise Rees	43,706,885 (98.97%)	454,792 (1.03%)
The six proposed candidates were duly elected as directors by shareholders present in person or represented by proxy.
3.	Appointment of Auditors	For	Withheld
	The appointment of KPMG LLP, Chartered Accountants, as auditors of the Company and authorizing the directors to fix their remuneration.	87,604,296 (97.87%)	1,904,251 (2.13%)
KPMG LLP, Chartered Accountants, was appointed as auditors of the Company and the directors were authorized to fix their remuneration.
4.	Approval of Omnibus Incentive Plan	For	Against
	To approve the Company’s Omnibus Incentive Plan for a three-year period.	40,734,079 (92.23%)	3,427,598 (7.77%)
The Company’s Omnibus Incentive Plan was approved for a three-year period.

DATED this 9th day of June, 2017.

GREAT PANTHER SILVER LIMITED

By:	“Jim A. Zadra”
Jim A. Zadra
Chief Financial Officer & Corporate Secretary